UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 9, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. CONSOLIDATED FORM Director and Related Party Transactions Group and Related Parties Security / Derivative Same Type / Class Total Shares 0,021622% 0,021622% Security / Derivative Security Description Deal Price Volume (R$) N/A Security / Derivative Same Type / Class Total Shares 0,021617% 0,021617% Group and Related Parties Security / Derivative Same Type / Class Total Shares 0,011928% 0,011928% Security / Derivative Security Description Deal Price Volume (R$) Shares Common Registered Compensation Plan Security / Derivative Same Type / Class Total Shares 0,011928% 0,011928% Group and Related Parties Security / Derivative Same Type / Class Total Shares 0,000000% 0,000000% Security / Derivative Security Description Deal Price Volume (R$) N/A - Security / Derivative Same Type / Class Total Shares 0,000000% 0,000000% Group and Related Parties Security / Derivative Same Type / Class Total Shares 0,000000% 0,000000% Security / Derivative Security Description Deal Price Volume (R$) N/A - Security / Derivative Same Type / Class Total Shares 0,000000% 0,000000% Group and Related Parties Security / Derivative Same Type / Class Total Shares 67,386500% 67,386500% Security / Derivative Security Description Deal Price Volume (R$) N/A - Security / Derivative Same Type / Class Total Shares 67,386500% 67,386500% Group and Related Parties Security / Derivative Same Type / Class Total Shares 0,000000% 0,000000% Security / Derivative Security Description Deal Price Volume (R$) N/A - Security / Derivative Same Type / Class Total Shares 0,000000% 0,000000% Intermediary Quantity N/A -100 N/A Intermediary Quantity N/A 0 Company Name: TIM S.A. ( ) Board of Directors (X) Executive Management ( ) Fiscal Council ( ) Technical or Advisory Bodies ( ) Controlling Shareholder ( ) People connected to the management Closing Balance % Share Security Description Quantity Common Registered 517.117 There were the following securities and derivatives operations, in accordance with CVM resolution 44/21 . Company Name: TIM S.A. (X) Board of Directors ( ) Executive Management ( ) Fiscal Council ( ) Technical or Advisory Bodies ( ) Controlling Shareholder ( ) People connected to the management Activity in the month Opening Balance % Share Security Description Quantity Common Registered 517.217 Closing Balance % Share Opening Balance Security Description Quantity Common Registered 285.321 Activity in the month N/A Security Description Quantity Common Registered 285.321 Company Name: TIM S.A. ( ) Board of Directors ( ) Executive Management (X) Fiscal Council ( ) Technical or Advisory Bodies ( ) Controlling Shareholder 0 N/A ( ) People connected to the management Opening Balance % Share Security Description Quantity Common Registered 0 Activity in the month Intermediary Quantity N/A Company Name: TIM S.A. ( ) Board of Directors ( ) Executive Management ( ) Fiscal Council (X) Technical or Advisory Bodies ( ) Controlling Shareholder ( ) People connected to the management Closing Balance % Share Security Description Quantity Common Registered 0 Closing Balance % Share Security Description Quantity Common Registered 0 Opening Balance % Share Security Description Quantity Common Registered 0 Activity in the month Intermediary Quantity N/A 0 N/A % Share Security Description Quantity* Common Registered 1.611.969.909 Closing Balance Company Name: TIM S.A. ( ) Board of Directors ( ) Executive Management ( ) Fiscal Council ( ) Technical or Advisory Bodies (X) Controlling Shareholder ( ) People connected to the management ( ) Technical or Advisory Bodies ( ) Controlling Shareholder (X) People connected to the management Security Description Quantity Common Registered 1.611.969.909 Company Name: TIM S.A. Activity in the month Intermediary Quantity N/A 0 N/A TIM S S.A. CONSOLIDATED FORM Common Registered 0 Activity in the month Intermediary Quantity N/A N/A Closing Balance % Share Security Description Quantity 0 Opening Balance % Share Security Description Quantity Common Registered 0 % Share Opening Balance ( ) Board of Directors ( ) Executive Management ( ) Fiscal Council #Classificado como Uso Interno

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: January 9, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer